[Letterhead of Sonnenschein Nath & Rosenthal LLP]

September 11, 2007

Peggy Fisher
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cell Kinetics Ltd.
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-144993

Ladies and Gentlemen:

We have received the Staff’s letter dated August 27, 2007 containing comments with respect to the above-referenced filing.   The remainder of this letter provides the text of your comments followed, in each case, by a response.  Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Prospectus Summary, page 1

1.  Please clarify in your Prospectus Summary that you currently have no commercially marketable products and that you currently have no revenue.

Response

Reference is made to the first paragraph on page 2 of the prospectus.

2.  Please describe in your Prospectus Summary and in the section entitled "The Rights Offering" whether there is any effect on the subscription rights if a shareholder who receives rights to purchase ordinary shares of Cell Kinetics sells any or all of their Medis Technologies Ltd.  ordinary shares after the record date.

Response

Reference is made to the additional language under “Non-Transferability Rights” on page 7 and “No Transfer of Rights” on page 29 of the prospectus.

3.  Expand your disclosure to indicate that substantially all of your assets, most of your officers and directors, and most of your employees are located in Israel.

Peggy Fisher
September 11, 2006

Response

Reference is made to the first paragraph under “General” on page 3 of the prospectus.

4.  Please state the name and address of your agent for service of process in the United States.

Response

Reference is made to the second paragraph under “General” on page 3 of the prospectus.

The Rights Offering, page 5

5.  Discuss the business reasons for engaging in this rights offering and why it is being proposed at this time.

Response

Reference is made to the additional language under “Rights” on page 5 of the prospectus.

6.  You disclose under "Expiration Date" that you may extend the expiration date of the subscription period to a later date.  Please disclose here, and elsewhere in your prospectus where similar disclosure appears, the latest date to which the offering may be extended.

Response

Reference is made to the additional language under “Expiration Date” on page 6 and “Expiration of the Rights Offering” on page 28 of the prospectus.

7.  You disclose under "Amendments; Termination" that you may terminate the offering prior to delivery of the securities.  Please disclose here, and elsewhere in your prospectus where similar disclosure appears, the approximate length of time that it will take for money to be returned to subscribing shareholders if the offering is terminated.

Response

Reference is made to the additional language under “Amendments; Termination” on page 6 and “Amendments and Waivers; Termination” on page 28 of the prospectus.

8.  We note that purchasers of ordinary shares in your rights offering will also receive, at no cost, four-year warrants to purchase ordinary shares at a rate of one warrant for each two shares purchased.  Please tell us your intended accounting for these "units" comprised of shares and warrants, separately, upon completion of the rights offering.  Specifically, tell us

Peggy Fisher
September 11, 2006

whether the warrants will be required to be presented as liabilities in your financial statements and tell us the authoritative literature that supports your planned presentation for the warrants.

Response

The Company advises the staff that it intends to account for the warrants and shares included in the “units” as equity instruments upon completion of the rights offering.  The Company considered in its analysis of the warrants classification the guidance of the AICPA Technical Practice Aid for accounting for warrants including the roadmap for accounting for freestanding financial instruments indexed to, and potentially settled in, a company own stock and EITF issue No. 00-19.

The Company believes that the criteria for equity classification of the warrants set forth in EITF issue No. 00-19 have been met, and, as such, the Company intends to present the warrants in its equity and not as liabilities at the completion of the rights offering.

Risk Factors, page 13

9.  Please include a risk factor addressing the material risks associated with the potential for your being classified as a passive foreign investment company.

Response

Reference is made to the new risk factor “We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. Holders” on pages 19-20 of the prospectus.

We may not be able to adequately protect against piracy of intellectual property..., page 17

10.  Identify those countries that pose the greatest risk of piracy of your intellectual property and trade secrets.

Response

Reference is made to the additional language under the risk factor “We may not be able to adequately protect against piracy of intellectual property in foreign jurisdictions” on page 13 of the prospectus.

Peggy Fisher
September 11, 2006

We presently have members of management.  .  .located in various countries, which adds complexities to the operation of our business, page 25

11.  Describe in greater detail the complexities caused by your having management and key persons located in both Israel and the United States.

Response

Reference is made to the additional language under the risk factor “We presently have members of management, other key employees, consultants and advisory Board members located in various countries, which adds complexities to the operation of our business” on page 19 of the prospectus.

We conduct our operations in Israel..., page 25

12.  Clarify the portion of your assets that are located in Israel.  For example, if substantially all of your assets are located in Israel, please make that clear.

Response

Reference is made to the additional language under the risk factor “We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel” on page 20 of the prospectus.

If we do not continue to be subject to.  .  .the periodic reporting and other obligations of the Securities Exchange Act..., page 28

13.  You disclose that "if there are fewer than 300 record holders...at the end of the fiscal year in which the registration statement in relation to which this prospectus is a part becomes effective, [your] periodic reporting obligations will be suspended." Section 15(d) of the Exchange Act, however, precludes a registrant from suspending its reporting obligations during or at the end of the year in which the registration statement first became effective.  Please revise your disclosure accordingly.

Response

Reference is made to the additional language under the risk factor “If we do not continue to be subject to, or voluntarily comply with, the periodic reporting and other obligations of the securities exchange act, you will be denied access to publicly available information about us and other investor protections and benefits” on page 22 of the prospectus.

Peggy Fisher
September 11, 2006

It maybe difficult to enforce a U.S.  judgment..., page 26

14.  Disclose how many of your executive officers and directors are located in the U.S.  and how many are in Israel.

Response

Reference is made to the additional language under the risk factor “It may be difficult to enforce a U.S. judgment against our officers, our directors and us or to assert U.S. securities law claims in Israel” on page 20 of the prospectus.

We are controlled..., page 29

15.  The last paragraph should be located under a separate caption.  Expand the disclosure to describe what steps the registrant will take to establish trading on the OTCBB or Pink Sheets.  Update the disclosure prior to effectiveness to clarify where the shares will trade.

Response

Reference is made to the new caption for the risk factor “An active trading market for our ordinary shares and our warrants may never develop or be sustained following this offering” on page 23 of the prospectus and the expanded disclosure thereunder.

Special Note Regarding Forward-Looking Statements, page 30

16.  We note your disclosure in the second sentence of the second paragraph that "neither [you] nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements." Please revise your disclosure to remove any implication that you disclaim responsibility for the disclosures contained in your prospectus.

Response

The prior second sentence in the second paragraph under the section “Special Note Regarding Forward-Looking Statements” on page 23 has been deleted.

The Rights Offering, page 31

Warrants, page 33

17.  Disclose in greater detail the terms of the warrant, for example:

•	whether, by a four-year warrant, you mean that the warrant is exerciseable immediately and up to four years after the date of issuance; and

Peggy Fisher
September 11, 2006

•	whether each warrant entitles the holder to purchase one ordinary share, subject to adjustment in case of a share dividend, recapitalization, or the other circumstances specified in this section.

Response

Reference is made to the additional disclosure in the first paragraph under the section “Warrants” on page 25 of the prospectus.

U.S.  Federal Income Tax Considerations, page 39

18.  Please file an opinion regarding these tax matters.  See Item 601(b)(8) of Regulation S-K.  Please revise your disclosure to identify tax counsel and to include a summary of the opinion.

Response

Reference is made to Exhibit 8.1 to the Registration Statement and to the first paragraph on page 30 of the prospectus.

19.  Delete the language in the bold paragraph on page 39 telling holders that they should "rely solely upon" information regarding tax consequences from their own tax advisor.  They are entitled to rely on the disclosure in this filing regarding the federal income tax consequences.

Response

Reference is made to the third paragraph on page 30 of the prospectus.

20.  Your disclosure throughout this section contains equivocal statements regarding the U.S.  federal income tax consequences.  As examples only, your disclosure indicates in the first full paragraph on page 40 that the Medis common stock "should be" treated...," in the second full paragraph that "our issuance of the Subscription Rights should be treated as a deemed dividend," and in the third full paragraph on page 40 that "the issuance of the Subscription Rights ...  should be a taxable event...," etc.  (emphasis added).  If counsel is unable to opine with certainty regarding a material federal tax consequence, revise your disclosure to explain why counsel cannot opine, describe the degree of uncertainty, and disclose possible outcomes and risks to investors of that tax consequence.  Also provide appropriate risk factor disclosure.

Peggy Fisher
September 11, 2006

Response

The term “should” has been replaced by the term “will” in the section “U.S. Federal Income Tax Considerations” on pages 30-35 of the prospectus.

Passive Foreign Investment Company Rules, page 43

21.  Describe the rules that permit a U.S.  holder of "marketable stock" in a PFIC to make a "mark-to-market" election regarding that stock, and the consequences of such an election.

Response

Reference is made to the carry-over paragraph on pages 34-35 of the prospectus.

22.  Expand to discuss how your plans to become a medical device incubator company will affect the likelihood of being classified as a passive foreign investment company.

Response

Reference is made to the first full paragraph on page 34 of the prospectus.

Israeli Tax Considerations, page 45

23.  An investor is entitled to know of the material Israeli tax consequences, and not just certain ones, regarding the ownership and disposition of your ordinary shares.  Revise accordingly.

Response

The term “certain” has been deleted from the first paragraph under the section “Israeli Tax Considerations” on page 35 of the prospectus.

Use of Proceeds, page 49

24.  Revise to provide more guidance on how the proceeds will be used.  The registrant should clearly explain what percentage or dollar amount will be allocated to the CellChip technology and what percentage or dollar amount will be allocated to launch your medical device incubator business.  If you will use part of the proceeds to invest in your President and CEO's business, say so.

Peggy Fisher
September 11, 2006

Response

Reference is made to the revised and expanded disclosure in the “Use of Proceeds” section on page 37 of the prospectus.

Determination of Subscription Price, page 49

25.  The first paragraph should be located under a separate descriptive caption, and the disclosure should make clear the steps the registrant will take to establish a trading market.

Response

Reference is made to the new caption “Trading Market for our Securities” on page 38 of the prospectus and the expanded disclosure thereunder.

Capitalization, page 50

26.  Please clarify in the first bullet point that the $1,500,000 capital contribution that Medis has agreed to provide to you will be provided over an 18 month period on an as needed basis starting with the completion of your rights offering.  Also, clarify whether this capital contribution will be in the form of cash or services or both.

Response

Reference is made to the revised disclosure under the first bullet on page 39 of the prospectus.

Dilution, page 50

27.  You disclose under Note E to your financial statements that, historically, Cell Kinetics personnel have participated in the MTL 1999 Stock Option Plan.  With a view towards revised disclosure, please tell us how the options for Medis Technologies ordinary shares granted to Cell Kinetics' employees will be treated in connection with the rights offering.

Response

The Company advises the Staff that options for Medis Technologies common stock that have been previously granted to Cell Kinetics employees will have no effect on the rights offering as holders of such options at the record date of the rights offering will not be eligible to participate in the rights offering.  Neither the Company nor Medis Technologies intend to substitute Cell Kinetics options or ordinary shares for Medis Technologies options held by Cell Kinetics employees.

Peggy Fisher
September 11, 2006

28.  Expand footnote 1 to your second table to briefly describe how you arrived at the amount of $46,000 as the total consideration paid by Medis El for the ordinary shares it has purchased.

Response

Reference is made to the revised and expanded disclosure in the second table, including footnotes 1 through 4, on page 40 of the prospectus.

Liquidity and Capital Resources, page 57

29.  You disclose on page F-18 that you are obligated to pay the University a royalty for a twenty year period beginning in 1995.  If this agreement is expected to have a material impact on your results of operations or liquidity, please describe and quantify the known or expected impact the agreement will have on your financial statements under "Liquidity and Capital Resources".  Please advise.

Response

To date, the Company has not paid any royalties to the University. The Company is unable to project the impact that future royalties will have on the Company’s results of operations and liquidity as such royalties will depend on future commercial sales.

Our First Partner Company, page 72

30.  Expand to disclose how much you have paid to Dr. Ben-Arye to date. File any agreements relating to this acquisition, and describe the material terms thereof here.

Response

Reference is made to the revised and expanded disclosure in the last paragraph of the section entitled “Our First Partner Company,” on page 57 of the prospectus. Reference is made to Exhibit 10.5 to the Registration Statement.

Intellectual Property, page 73

31.  Please disclose the duration and effect of your patent.

Response

Reference is made to the revised and expanded disclosure in the first paragraph of the section entitled “Intellectual Property,” on page 58 of the prospectus.

Peggy Fisher
September 11, 2006

2007 Share Incentive Plan, page 80

32.  Please file the equity incentive plan as an exhibit to your registration statement.

Response

Reference is made to Exhibit 10.4 to the Registration Statement.

Corporate Governance, page 81

33.  Disclose whether the Israeli Companies Law requires a majority of your directors to be independent.

Response

Reference is made to the additional disclosure in the second paragraph under the section “Corporate Governance” on page 64 of the prospectus.

Security Ownership, page 91

34.  Disclose the number of your U.S. holders and the percentage of your ordinary shares held by them.

Response

The Company currently only has one holder of its ordinary shares, Medis El Ltd., an Israeli company. Subsequent to the rights offering, Medis El will own 82.5% of the Company’s ordinary shares and the stockholders of Medis Technologies, Ltd. will own the balance of the Company’s ordinary shares.

Enforceability of Civil Liabilities, page 97

35.  Please ensure that the consent filed by Meitar Liquornik Geva & Leshem Brandwein includes the consent to the use of its name in this section of your prospectus.

Response

Reference is made to Exhibit 5.1 to the Registration Statement.

36.  Clarify whether, because of the factors listed in this section, an investor may find it difficult to enforce in an Israeli court a U.S. judgment based upon the civil liability provisions of the U.S. federal securities laws.

Peggy Fisher
September 11, 2006

Response

Reference is made to the first full paragraph on page 77 of the prospectus.

Where You Can Find More Information, page 99

37.  You disclose that you intend to furnish reports on Form 6-K containing audited financial information for the first three quarters of each fiscal year. Please confirm to us that you intend your Form 6-Ks to contain audited quarterly financial statements or revise your disclosure as appropriate.

Response

The term “audited” has been revised to “unaudited” in the last paragraph on page 77 of the prospectus.

Financial Statements

Carve-Out Statements of Operations, page F-4

38.  We note your presentation of basic and diluted net loss per share rounded to the third decimal place of a dollar. So as not to imply a greater degree of precision than actually exists, please revise your statement of operations to present earnings per share rounded to the nearest cent. Please also revise your disclosure in your footnotes and the Summary and the Selected Financial Data Tables accordingly.

Response

All disclosures of per share amounts have been rounded to two decimal places, rather than three.  Reference is made to Statements of Operations, Summary Financial Information, Selected Financial Data and Note E-2 to the Carve-Out Financial Statements.

Note A – General_ Matters, page F-7

Note 1. Nature of Business, page F-7

39.  Please revise to include a discussion of management's estimate of what your expenses would have been on a stand-alone basis if the subsidiary had operated as an unaffiliated entity. Refer to SAB Topic 1.B.1.

Peggy Fisher
September 11, 2006

Response

The Company advises the Staff that it has considered the guidance provided in SAB topic 1.B.1 and believes that all of the costs of doing business have been reflected in the Cell Kinetics Carve-Out Statement of Operations.  In following this guidance, all expenses that are clearly applicable to Cell Kinetics as well as those that are reasonably allocable, due to expenses incurred by Medis El and Medis Technologies on Cell Kinetics’ behalf, have been charged/allocated to Cell Kinetics. Since expenses of Medis El and Medis Technologies have been allocated/charged to Cell Kinetics on a cost basis, without any mark-ups, and since management believes that its method of allocation (as described more fully in Note A to the Cell Kinetics Carve-Out Financial Statements) is reasonable, the Company does not believe that Cell Kinetics’ expenses would have been materially different if it had operated as privately held company on a stand-alone basis as an unaffiliated entity.

Note 6. Goodwill, page F-9

40.  You disclose that the goodwill "reflects the allocated portion of the difference between the purchase price and the value of net assets acquired by MTL in connection with MTL's acquisitions of minority interests." Please tell us more about the goodwill that has been allocated to CKL and your allocation methodology.

Response

During the years 1997 through 2000, Medis Technologies (“MTL”) purchased the minority interests in Medis El and Medis Inc (Medis Inc is a first tier subsidiary of MTL and Medis El is a first tier subsidiary of Medis Inc.). As a result of these transactions, Medis El and Medis Inc. became wholly owned subsidiaries of MTL (they were formerly majority owned subsidiaries). MTL allocated the purchase price of the minority interest to the value of tangible and intangible assets acquired, in-process research and development expense and to goodwill as the excess of the purchase price over the value of net assets acquired. Since intangible assets acquired had been fully amortized prior to January 1, 2004, the Cell Kinetics Carve-Out Statements of Operations for the three years ended December 31, 2006 do not include charges for the amortization of such intangible assets.

In accordance with SFAS 142, MTL performed an initial detailed evaluation of its goodwill as of January 1, 2002 for any possible impairment and has also subsequently tested its goodwill for impairment on an annual basis. No impairment of goodwill has been identified to date.

Peggy Fisher
September 11, 2006

In performing its initial evaluation of goodwill as of January 1, 2002, MTL determined that it had two reporting units and allocated its aggregate unamortized goodwill of $58,205,000 to its reporting units based on their relative fair market values. MTL’s two reporting units were its Medis El reporting, which was based on its CellScan technology and its More Energy reporting unit, which was based on its fuel cell technology. Goodwill of $2,212,000 and $55,993,000 was allocated to the Medis El and More Energy reporting units, respectively. In accordance with SAB No. 54, the goodwill allocated to the Medis El reporting unit of $2,212,000 has been pushed down to Cell Kinetics and is included in its Carve-Out Financial Statement.

Note E – Stockholders' Equity, page F-13

41.  We note your issuance of 15,500,000 shares of your common stock to Medis El in July 2007. We also noted that you retroactively adjusted all per share data in the carve-out financial statements to reflect the issuance of these shares. Please tell us why you believe such retroactive presentation is appropriate. Cite the accounting guidance upon which you based your accounting.

Response

The Company advises the Staff that SFAS 128, Appendix A, provides that if the number of common shares outstanding increases as a result of a stock split-up or stock dividend, the computations of basic and diluted EPS should be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock split-up or stock dividends occur after the close of the period but before issuance of the financial statements, the per-share computations for those and any prior-period financial statements presented should be based on the new number of shares. When per-share computations reflect such changes in the number of shares, that fact should be disclosed. Additionally SAB Topic 4.C provides that changes in capital structure due to a stock dividend, stock split or reverse split that occur after the date of the latest balance sheet, but before the release of the financial statements, must be given retroactive effect in the balance sheet, with appropriate footnote disclosure.

As noted by the Staff, in July 2007 the Company issued 15,500,000 of its ordinary shares to Medis El  in connection with an asset purchase agreement (Medis El owned 100% of the outstanding shares of Cell Kinetics both before and after the issuance). Consistent with the Company’s carve out basis of presentation, Medis El’s CellScan and Cell Carrier operations and assets and liabilities are already reflected in Cell Kinetic’s Carve-Out Financial Statements, as Medis El is Cell Kinetics predecessor with respect to these operations. Accordingly, the Company has accounted for these shares, which have been issued at their par value of .01 New Israeli Shekel per share, as a stock split-up

Peggy Fisher
September 11, 2006

effected in the form of a dividend, as set forth in ARB 43, Chapter 7, Section B, Paragraph 11. Following the accounting guidelines discussed above, the Company has retroactively adjusted all per share data in the Carve-Out Financial Statements to reflect the 15,500,000 share stock dividend.

42.  We note that you provide on page F-17 the average fair value of each option granted in 2004 and 2005, stating that none of the options were granted above or below market price. Please reconcile this statement with your disclosure on page F-14 which appears to indicate that the options were issued in 2004 to employees and directors at exercise prices below the fair value at the date of grant.

Response

Reference is made to the revised the disclosure in Note E-2 to the Carve-Out Financial Statements, page F-15, which now indicates that there were options granted in 2004 at an exercise price below the market price on the grant date and which is now consistent with the disclosure on page F-13.

Item 9. Undertakings, page II-3

43.  Please expand this section to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response

Reference is made to the sixth undertaking under Item 17 of Part II to the Registration Statement.

Signatures, page II-6

44.  Please have the registration statement signed by your controller or principal accounting officer and your authorized representative in the United States. Refer to the Instructions to Signatures on Form F-1.

Response

The principal accounting officer and the authorized representative of the Company have executed the Registration Statement.

Peggy Fisher
September 11, 2006

Exhibits

45.  Please note that we may have additional comments after you file all exhibits and fill in the blanks currently in your draft.

Response

The Staff’s comment is noted.

*  *  *  *  *

Peggy Fisher
September 11, 2006

We hope you will find this letter responsive to your comments.  If you have any questions regarding these responses, please contact Ira Roxland of Sonnenschein Nath & Rosenthal LLP at (212) 768-6999 or, in his absence, Joseph Schmitt of the same firm at (212) 768-6983.

Very truly yours, /s/ Ira Roxland Ira Roxland

Cc:	Tim Buchmiller
Julie Sherman
Jay Webb